Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 104 South Main Street / Ninth Floor / Greenville, SC 29601 Tel: 864.250.2300 Fax: 864.232.2925 www.nelsonmullins.com	Neil E. Grayson Tel: 864.250.2235 neil.grayson@nelsonmullins.com

December 28, 2016

Via Edgar

Mr. Michael Clampitt, Senior Counsel

Mr. Christopher Dunham, Staff Attorney

Securities and Exchange Commission

Office of Financial Services

100 F Street, NE
Washington, D.C.  20549

Re:	HCSB Financial Corporation
Registration Statement on Form S-1
Filed November 7, 2016
File No. 333-214467

Dear Mr. Clampitt and Mr. Dunham:

This letter is provided on behalf of HCSB Financial Corporation (the “Company”) in response to the comment letter from the Securities and Exchange Commission (the “SEC”), dated November 29, 2016 (the “Comment Letter”), relating to its review of the Company’s Registration Statement on Form S-1 filed on November 7, 2016 (File No. 333-214467). This letter sets forth the Company’s responses to the SEC’s Comment Letter. For your convenience, we have also restated the SEC’s comment prior to our response.

Registration Statement on Form S-1

General

1.	We note that shares of your voting common stock are quoted on the OTC pink marketplace, however, this is not considered an existing trading market for purposes of a secondary at-the-market offering. Please revise to set a fixed price at which the selling security holders will offer and sell each class of security. Please refer to Schedule A, Item 16, of the Securities Act and Item 501(b)(3) of Regulation S-K for guidance.

Subsequent to the SEC’s comment, on December 28, 2016, the Company’s common stock began trading on the OTCQB tier of the OTC Markets Group Inc. under the symbol “HCFB”. Because the OTCQB is considered an existing trading market for purposes of a secondary at-the-market offering, the selling shareholders may offer and sell shares of common stock at prevailing market prices at the time of the sales. Accordingly, we have not revised the Registration Statement and prospectus with respect to the price at which the selling shareholders may offer and sell the shares of common stock. However, we have revised the Registration Statement and prospectus to disclose that the common stock is quoted on the OTCQB.

December 28, 2016

The value of the shares of non-voting common stock, which are held by four of the selling shareholders (each of which is an institutional investor), is directly tied to the value of the underlying shares of common stock as the non-voting common stock is convertible into an equal number of shares of common stock (subject to adjustment as provided in the Company’s Articles of Incorporation) either (1) upon the request of the selling shareholder or the Company, provided that upon such conversion the holder, together with all affiliates of the selling shareholder, will not own or control in the aggregate more than 9.9% of the Company’s common stock as set forth in the Company’s Articles of Incorporation, or (2) automatically upon a selling shareholder’s transfer to a non-affiliate of the selling shareholder in a transfer (i) to the Company, (ii) in a widely distributed public offering of common stock or non-voting common stock, (iii) that is part of an offering that is not a widely distributed public offering of common stock or non-voting common stock but is one in which no one transferee (or group of associated transferees) acquires the rights to receive 2% or more of any class of the voting securities of the Company then outstanding (including pursuant to a related series of transfers), (iv) that is part of a transfer of common stock or non-voting common stock to an underwriter for the purpose of conducting a widely distributed public offering, (v) to a transferee that controls more than 50% of the voting securities of the Company without giving effect to such transfer, or (vi) that is part of a transaction approved by the Federal Reserve. As a result, although no market for the non-voting common stock currently exists, as shares of the non-voting common stock are convertible into an equal number of shares of common stock upon transfer as described above, any resale of shares of non-voting common stock will track, and be sold at, the then-current market price of the common stock. We have updated the Registration Statement and prospectus to include the following language in the Plan of Distribution section:

“The shares of non-voting common stock, if transferred or sold by the Selling Shareholders in accordance with and as permitted by the Company’s Articles of Incorporation, will be sold at the then-current market price of the shares of common stock into which the non-voting common stock is convertible.”

Exhibit Index

Exhibit 5.1—Legal Opinion of Nelson Mullins Riley & Scarborough LLP

2.	Please direct counsel to provide separate opinions for the resale of currently outstanding securities and the resale of securities underlying convertible securities. Please also direct counsel to delete or revise the last paragraph of its opinion as security holders are entitled to rely on the opinion expressed. Please refer to Sections II.B.2.h and II.B.3.C of Staff Legal Bulletin No. 19 for guidance.

December 28, 2016

We have revised the legal opinion to include separate opinions for the resale of currently outstanding securities and the resale of securities underlying convertible securities and to delete the last paragraph in accordance with your request.

Please contact me at (864) 250-2235 with any questions regarding our responses.

Sincerely,

/s/ Neil E. Grayson
Neil E. Grayson
Nelson Mullins Riley & Scarborough LLP

cc:	Jan H. Hollar, HCSB Financial Corporation, Chief Executive Officer
Benjamin A. Barnhill, Nelson Mullins Riley & Scarborough LLP